EXHIBIT 99.1
Qiao Xing Universal Telephone, Inc. Acquires a Further 25% Equity Interest
In CEC Telecom Co., Ltd. and Strengthens Mobile Phone Business
     HUIZHOU, Guangdong, China, Oct. 24 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that the acquisition by its subsidiary, Huizhou Qiao Xing Communication Industry Limited (“HZQXCI”), of a 25% equity interest in CEC Telecom Co., Ltd. (“CECT”), has recently been completed. Thereupon, HZQXCI transferred all the 25% equity interest in CECT it had just acquired to Qiao Xing Mobile Communication Company Limited (“QXMC”), a fellow subsidiary.
     CECT is one of the fastest-growing local mobile phone handset manufacturers in the China market. In February 2003, XING’s 80%-owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65% equity interest in CECT from its former shareholders. Now HZQXCI, a 90%-owned subsidiary of XING, acquired a further 25% equity interest in CECT from its former shareholder, making XING, through its subsidiaries, a 90% shareholder of CECT. When HZQXCI thereupon transferred all its 25% equity interest in CECT to QXMC, CECT became 90%-owned by QXMC, which in turn is 80%-owned by XING. XING therefore now has a 72% effective equity interest in CECT versus a 52% prior to the completion of the further acquisition.
     Mr. Wu Rui Lin, Chairman of XING, said, “XING’s commitment to the mobile phone handset business is evident with this increase in the holding of equity interest in CECT. Moreover, XING has been pursuing a dual-brand product strategy for mobile phone handsets since the introduction of a second brand of cell phones by its subsidiary HZQXCI in the second half of 2004. CECT’s ‘CECT’ brand is mainly for the higher-end market while HZQXCI’s ‘COSUN’ brand targets chiefly the lower-end. CECT just kicked off the second round of a large-scale marketing campaign for 2005, in China, with the launch of fourteen models of multi-media cell phones. HZQXCI, on the other hand, has recently established a relationship with Atlinks to fill large orders for cell phones from this subsidiary of Thomson, a major international player in the field, for retail sale outside China.
     “As CECT is poised to grow significantly in the near future, the increase in the holding of equity interest in CECT from 65% to 90% raises the potential to fund its development by equity finance. Meanwhile, HZQXCI expects the revenue from the sale of its lower-end mobile phone products to triple, when compared with 2004, reaching nearly USD60 million in 2005.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and set-top-box products. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit
http://www.cosun-xing.com.
     Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
     For more information, please contact:
Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.